EXHIBIT 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. As the management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our consolidated interim financial statements for the three months ended March 31, 2019 and our 2018 annual consolidated financial statements, as well as our 2018 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2019 and 2020 outlook and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook” and “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of May 7, 2019.

We have organized our management’s discussion and analysis in the following key sections:

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

In this management’s discussion and analysis, we discuss our results from continuing operations on both an IFRS and non-IFRS basis. On October 1, 2018, we sold 55% of our former Financial & Risk (F&R) business. We reported F&R as a discontinued operation through October 1, 2018, the closing date of the transaction. Our IFRS and non-IFRS results include the results of acquired businesses from the date of purchase and, except for diluted earnings (loss) per share and cash flow, exclude the results of our former F&R business. Our IFRS results include our 45% share of the Refinitiv partnership’s results reported in a single line on our consolidated income statement titled “Share of post-tax (losses) earnings in equity method investments”, beginning from the fourth quarter of 2018. Adjusted earnings, a non-IFRS measure, excludes our share of post-tax results in equity method investments.

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Use of non-IFRS financial measures

We use non-IFRS measures as supplemental indicators of our operating performance and financial position as well as for internal planning purposes and our business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Our non-IFRS financial measures include:

●	Adjusted EBITDA and the related margin;
●	Adjusted EBITDA less capital expenditures and the related margin;
●	Adjusted earnings and adjusted earnings per share (EPS);
●	Net debt; and
●	Free cash flow.

We also report changes in our revenues, operating expenses, adjusted EBITDA and the related margin, and adjusted EPS before the impact of foreign currency or at “constant currency”. These measures remove the impacts from changes in foreign currency exchange rates to provide better comparability of our business trends from period to period. To provide greater insight into the revenue growth of our existing businesses on a constant currency basis, we report organic revenue growth (as defined below).

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis and Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

We use the following terms in this management’s discussion and analysis.

Term	Definition
bp	Basis points – one basis point is equal to 1/100th of 1%;“100bp” is equivalent to 1%
constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
EPS	Earnings per share
F&R	Our former Financial & Risk business, now known as Refinitiv
F&R sale or F&R transaction	Our sale of a 55% interest in F&R to private equity funds managed by Blackstone, which closed on October 1, 2018
IFRS 16	IFRS 16, Leases, a new accounting standard adopted on January 1, 2019. Refer to note 1 of our consolidated interim financial statements for the three months ended March 31, 2019 for additional information.
n/a	Not applicable
n/m	Not meaningful
organic or organically	A non-IFRS measure expressing growth of our existing businesses excluding impacts from acquisitions and dispositions, as well as the initial contract value of the 30-year Reuters News agreement signed in 2018
Refinitiv	The name of our former F&R business as of the closing of the F&R transaction. We own 45% of Refinitiv, effective October 1, 2018.
$ and US$	U.S. dollars

Executive Summary

Our company

Thomson Reuters is a leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes.

We derive most of our revenues from selling information and software solutions, primarily electronically and on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive, by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized in five reportable segments supported by a corporate center:	First Quarter 2019 Revenues

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates Serves corporate customers, including the seven largest global accounting firms, with our full suite of offerings across legal, tax, regulatory and compliance functions.

Tax Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) as well as governmental taxing authorities with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News Provides real-time, multi-media news and information services to newspapers, television and cable networks, radio stations and websites around the globe, as well as to Refinitiv.
Global Print Provides legal and tax information primarily in print format to customers around the world.

Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources.

Seasonality

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Additionally, the seasonality of our operating profit may be further impacted by the timing of our corporate costs, as we have been incurring significant costs to reposition our business following the sale of F&R. See the “Outlook” section of this management’s discussion and analysis for additional information about these costs.

Key Financial Highlights

Below are financial highlights of our first quarter 2019 results, which are on a continuing operations basis, except where otherwise noted.

	Three months ended March 31,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2019	2018	Total	Constant Currency
IFRS Financial Measures
Revenues	1,487	1,379	8%
Operating profit	274	268	2%
Diluted earnings (loss) per share (includes discontinued operations)	$0.23	$(0.48)	n/m
Cash flow from operations (includes discontinued operations)	(58)	419	n/m
Non-IFRS Financial Measures(1)
Revenues	1,487	1,379	8%	10%
Adjusted EBITDA	397	430	(8%)	(8%)
Adjusted EBITDA margin	26.7%	31.1%	(440)bp	(520)bp
Adjusted EPS	$0.36	$0.28	29%	25%
Free cash flow (includes discontinued operations)	(177)	120	n/m

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues increased 8% in total and 10% in constant currency, primarily due to new revenues in Reuters News for providing news and editorial content to Refinitiv under a 30-year agreement signed in October 2018. Revenues also increased due to higher recurring revenues across all other customer segments. On an organic basis, revenues increased 3%, as 6% growth in recurring revenues was partly offset by declines in transactions and Global Print revenues.

Operating profit increased 2% due to gains from the sales of several small businesses, as well as a benefit from the revaluation of warrants that we hold in Refinitiv. Adjusted EBITDA and the related margin, which exclude these items, declined primarily due to costs and investments to reposition our company following the separation from F&R.

Diluted EPS was $0.23 per share compared to a loss of $0.48 per share in the prior-year period, which included an $844 million deferred tax charge associated with the sale of our F&R business that was recorded in discontinued operations. Adjusted EPS, which excludes discontinued operations among other items, increased to $0.36 per share from $0.28 per share primarily reflecting lower common shares outstanding and lower interest expense.

Cash flow from operations decreased reflecting a contribution to a pension plan, the loss of cash flows from our former F&R business, in which we sold a controlling stake on October 1, 2018, and investments to reposition Thomson Reuters following the separation of F&R from our company. The decrease in free cash flow reflected the same factors.

Outlook

We recently reaffirmed our 2019 and 2020 full-year business outlook that we originally communicated in February 2019. Please see the “Outlook” section of this management’s discussion and analysis for our 2019 and 2020 full-year business outlook. We have provided a full-year business outlook for two years because 2019 will be materially impacted by costs to separate our business from Refinitiv and reposition it for growth, while 2020 should represent the first year that our financial performance will reflect the benefits from our actions, without material costs related to the actions.

The information above in this section is forward-looking and should be read in conjunction with the section in this document entitled “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results”.

Results of Operations—Continuing Operations

Consolidated results

	Three months ended March 31,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2019	2018	Total	Constant Currency
IFRS Financial Measures
Revenues	1,487	1,379	8%
Operating profit	274	268	2%
Diluted EPS from continuing operations	$0.25	$0.24	4%
Non-IFRS Financial Measures(1)
Revenues	1,487	1,379	8%	10%
Adjusted EBITDA	397	430	(8%)	(8%)
Adjusted EBITDA margin	26.7%	31.1%	(440)bp	(520)bp
Adjusted EBITDA less capital expenditures	287	251	15%
Adjusted EBITDA less capital expenditures margin	19.3%	18.1%	120bp
Adjusted EPS	$0.36	$0.28	29%	25%

(1)

Refer to Appendices A and B of the management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues

	Three months ended March 31,
			Change
(millions of U.S. dollars)	2019	2018	Total	Constant Currency
Recurring revenues	1,137	1,005	13%	15%
Transactions revenues	186	198	(5%)	(3%)
Global Print revenues	165	177	(7%)	(4%)
Eliminations	(1)	(1)
Revenues	1,487	1,379	8%	10%

Revenues increased 8% in total and 10% in constant currency, primarily due to a 6% contribution from new revenues in our Reuters News business for providing news and editorial content to Refinitiv under the 30-year agreement signed in October 2018. Revenues also increased due to higher recurring revenues across all other customer segments, as well as a 1% benefit from acquisitions. On an organic basis, revenues increased 3% for the third consecutive quarter driven by 6% growth in recurring revenues, which comprise most of our business, partially offset by declines in transactions and Global Print revenues. On a combined basis, our Legal Professionals, Corporates and Tax Professionals segments comprised approximately 80% of our revenues and grew 4% organically. Foreign currency negatively impacted revenue growth due to the strengthening of the U.S. dollar against the British pound sterling, Euro, Brazilian Real and Argentine Peso, compared to the prior-year period.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit increased 2% due to other operating gains, which included gains from the sale of several small businesses as well as a benefit from the revaluation of warrants that we hold in Refinitiv.

Adjusted EBITDA and the related margin, which excludes other operating gains, declined as the impact of higher revenues was more than offset by higher expenses that included investments to reposition our company following the separation from F&R. The adoption of IFRS 16, Leases, benefited adjusted EBITDA and the related margin by $9 million and 60bp, respectively, in the first three months of 2019.

Adjusted EBITDA less capital expenditures and the related margin increased as the decline in adjusted EBITDA was more than offset by lower capital expenditures.

Operating expenses

	Three months ended March 31,

			Change

(millions of U.S. dollars)	2019	2018	Total	Constant Currency

Operating expenses	1,091	952	15%	18%

Operating expenses increased in total and in constant currency primarily due to investments to reposition our company following our separation from F&R, including acceleration of digital strategies, replication of capabilities that we lost with the separation from F&R and severance. The increases in operating expenses also reflected costs to provide editorial content to Refinitiv, as these costs had previously been allocated to the F&R business. The adoption of IFRS 16 decreased operating expenses by $9 million in the first quarter of 2019. Operating expenses benefited from a positive impact from foreign currency reflecting the strengthening of the U.S. dollar.

Depreciation and amortization

	Three months ended March 31,

(millions of U.S. dollars)	2019	2018	Change
Depreciation	34	30	15%
Amortization of computer software	105	98	8%
Subtotal	139	128	9%
Amortization of other identifiable intangible assets	27	29	(8%)

●	Depreciation and amortization of computer software on a combined basis increased primarily due to $8 million of additional depreciation from the adoption of IFRS 16.
●	Amortization of other identifiable intangible assets decreased primarily due to the completion of amortization for certain identifiable intangible assets acquired in previous years.

Other operating gains (losses), net

	Three months ended March 31,

(millions of U.S. dollars)	2019	2018
Other operating gains (losses), net	44	(2)

In 2019, other operating gains, net, included gains from the sale of several small businesses, a benefit from the revaluation of warrants that we hold in Refinitiv, and income related to a license that allows Refinitiv to use the “Reuters” mark to brand its products and services (see the “Related Party Transactions” section of this management’s discussion and analysis for additional information).

Net interest expense

	Three months ended March 31,

(millions of U.S. dollars)	2019	2018	Change
Net interest expense	35	78	(55%)

The decrease in net interest expense reflected significantly lower debt, as we used a portion of the proceeds from the F&R transaction in 2018 to repay $4 billion of debt. We also invested $2 billion of the proceeds, which contributed to higher interest income.

Other finance costs (income)

	Three months ended March 31,

(millions of U.S. dollars)	2019	2018
Other finance costs (income)	11	(7)

Other finance costs (income) included gains or losses on the impact of fluctuations of foreign currency exchange rates on certain intercompany funding arrangements and, in 2018, losses related to changes in foreign exchange contracts.

Share of post-tax (losses) earnings in equity method investments

	Three months ended March 31,

(millions of U.S. dollars)	2019	2018

Refinitiv (45% ownership interest)	(102)	-

Other equity method investments	5	2

Share of post-tax (losses) earnings in equity method investments	(97)	2

Our share of the post-tax loss from our 45% interest in Refinitiv reflects interest expense for Refinitiv’s debt, as well as expenses to scale the business to facilitate a targeted cost savings run rate of up to $650 million by the end of 2020. Refinitiv achieved a cost savings run rate of $350 million at the end of the first quarter of 2019 and expects to achieve over two-thirds of its total cost savings run rate target by December 31, 2019. There is no comparative amount for the first quarter of 2018 as Refinitiv became an investment on October 1, 2018. We provide additional information about the performance of our investment in Refinitiv in Appendix C of this management’s discussion and analysis.

Tax expense

	Three months ended March 31,

(millions of U.S. dollars)	2019	2018

Tax expense	5	27

The tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Additionally, the comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense that impact comparability from period to period, including tax expense associated with items that are removed from adjusted earnings:

	Three months ended March 31,

(millions of U.S. dollars)	2019	2018

Tax expense (benefit)

Tax items impacting comparability:

Deferred tax adjustments(1)	(11)	2

Subtotal	(11)	2

Tax related to:

Amortization of other identifiable intangible assets	(5)	(6)

Share of post-tax (losses) earnings in equity method investments	(27)	1

Other items	7	-

Subtotal	(25)	(5)

Total	(36)	(3)

(1)	Relates primarily to requirements associated with disposals and acquisitions.

Because the items described above impact the comparability of our tax expense or benefit for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended March 31,

(millions of U.S. dollars)	2019	2018

Tax expense	5	27

Remove: Items from above impacting comparability	36	3

Other adjustment:

Interim period effective tax rate normalization(1)	-	(4)

Total tax expense on adjusted earnings	41	26

(1)

Adjustment to reflect income taxes based on estimated full-year effective tax rate, including normalization of benefits from favorable developments relating to tax disputes. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Earnings and diluted EPS from continuing operations

	Three months ended March 31,

(millions of U.S. dollars, except per share amounts)	2019	2018	Change

Earnings from continuing operations	126	172	(26%)

Diluted EPS from continuing operations	$0.25	$0.24	4%

Earnings from continuing operations decreased primarily due to losses from equity method investments, which were partly offset by lower interest expense. Diluted EPS increased as these factors were offset by the benefit from a significant reduction in outstanding common shares due to share repurchases as well as the November 2018 share consolidation. The adoption of IFRS 16 did not have a material impact on earnings from continuing operations or the related per share amount.

Adjusted earnings and adjusted EPS

	Three months ended March 31,

			Change

(millions of U.S. dollars, except per share amounts)	2019	2018	Total	Constant Currency
Adjusted earnings	181	197	(8%)
Adjusted EPS	$0.36	$0.28	29%	25%

Adjusted earnings decreased as lower adjusted EBITDA and higher depreciation and amortization of computer software and higher tax expense more than offset favorable interest expense. Adjusted EPS increased, however, due to a significant reduction in common shares outstanding due to share repurchases as well as the November 2018 share consolidation.

Segment results

The following is a discussion of our five reportable segments and our Corporate costs for the three months ended March 31, 2019. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency.

See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency
Recurring revenues	550	533	3%	4%
Transactions revenues	44	52	(15%)	(13%)
Revenues	594	585	2%	3%
Segment adjusted EBITDA	227	191	19%	19%
Segment adjusted EBITDA margin	38.2%	32.6%	560bp	520bp

Revenues increased 2% in total and 3% in constant currency, all of which was organic. Recurring revenues (93% of the Legal Professionals segment) grew 4% in constant currency and 5% organically, which included a strong contribution from Westlaw Edge, the newest version of our legal research platform. Transactions revenues (7% of the Legal Professionals segment) declined 13% in constant currency, of which 9% was organic and driven by lower revenues from the Elite product line, which were primarily related to timing.

Revenues from law firms, which includes revenues from large global law firms and represents just over two-thirds of the segment’s revenues, increased 1% as recurring revenue growth was mitigated by lower transactions revenues and the sale of several small businesses in the first quarter of 2019. Revenues from Global, representing smaller law firms outside the U.S., increased 5% while revenues from the U.S. government grew 8%, driven by growth in the Investigations & Public Records products.

First Quarter 2019 Revenues by type of customer

Segment adjusted EBITDA and the related margin increased due to higher revenues, cost benefits from efficiency actions taken in 2018, and favorable timing of expenses. Foreign currency benefited segment adjusted EBITDA margin by 40bp compared to the prior-year period. Full-year 2019 segment adjusted EBITDA margin is expected to be higher than the 34.4% segment adjusted EBITDA margin reported for 2018.

Corporates

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency
Recurring revenues	269	243	10%	12%
Transactions revenues	83	86	(3%)	(2%)
Revenues	352	329	7%	8%
Segment adjusted EBITDA	118	111	6%	5%
Segment adjusted EBITDA margin	33.6%	33.8%	(20)bp	(90)bp

Revenues increased 7% in total and 8% in constant currency as 12% growth in recurring revenues (76% of the Corporates segment) more than offset a 2% decline in transactions revenues (24% of the Corporates segment), which included lower revenues from the Pangea3/Legal Managed Services (LMS) business. In April 2019, we signed a definitive agreement to sell the Pangea3/LMS business and expect to close the transaction later in the second quarter. Additionally, segment revenues increased 3% due to contributions from Integration Point, a global trade management business acquired in November 2018. Segment organic revenue growth was 6%.

Revenues from our large corporate customers and our medium-sized corporate customers grew 9% and 6%, respectively, driven by growth in legal and tax products. Revenues from large corporate customers also benefited from the Integration Point acquisition. The global business increased 8% driven by Latin America and Asia.

First Quarter 2019 Revenues by type of customer

Segment adjusted EBITDA increased as higher revenues offset higher expenses. Despite higher segment adjusted EBITDA, the margin declined slightly reflecting the dilutive impact of the Integration Point acquisition. Foreign currency benefited segment adjusted EBITDA margin by 70bp compared to the prior-year period.

Tax Professionals

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency
Recurring revenues	173	167	4%	7%
Transactions revenues	49	50	(2%)	-
Revenues	222	217	2%	5%
Segment adjusted EBITDA	93	80	16%	21%
Segment adjusted EBITDA margin	41.9%	37.1%	480bp	530bp

Revenues increased 2% in total and 5% in constant currency, all of which was organic, driven by 7% growth in recurring revenues (78% of the Tax Professionals segment). Transactions revenues (22% of the Tax Professionals segment) were essentially unchanged.

Revenues from small-mid-large accounting firms in the U.S. increased 5% and revenues in the global business increased 15%, which reflected strong sales in Latin America. Revenues from government customers, the smallest component of the Tax Professionals segment, declined 4%.

First Quarter 2019 Revenues by type of customer

Segment adjusted EBITDA and the related margin increased due to higher revenues, lower expenses reflecting cost benefits from efficiency actions taken in 2018 and favorable timing of expenses. Foreign currency negatively impacted segment adjusted EBITDA margin by 50bp compared to the prior-year period.

Tax Professionals is a more seasonal business relative to our other businesses, with a higher percentage of its segment adjusted EBITDA historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. Small movements in the timing of revenues and expenses can impact quarterly margins.

Reuters News

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency
Recurring revenues	145	62	133%	136%
Transactions revenues	10	10	3%	31%
Revenues	155	72	115%	121%
Segment adjusted EBITDA	16	8	97%	82%
Segment adjusted EBITDA margin	10.3%	11.3%	(100)bp	(210)bp

Revenues significantly increased in total and in constant currency due to new revenues from providing news and editorial content to Refinitiv under a 30-year agreement signed in October 2018. Organic revenues increased 3% primarily due to a price increase above the minimum value of the agreement with Refinitiv and growth in Consumer Solutions revenues.

Under the arrangement with Refinitiv, Reuters News will recognize revenue of at least $325 million per year under a 30-year agreement signed in October 2018. As the revenue is expected to be largely offset by associated expenses within the Reuters News segment, there is no corresponding increase to adjusted EBITDA. Prior to the closing of the F&R transaction, the costs to produce this content were allocated to the F&R business and therefore were included as part of discontinued operations, rather than as a component of Reuters News’ adjusted EBITDA. Reuters News now reports these costs as part of its adjusted EBITDA.

Segment adjusted EBITDA increased primarily due to favorable timing of expenses. However, the related margin decreased due to the dilutive impact of the Refinitiv agreement. Foreign currency benefited segment adjusted EBITDA margin by 110bp compared to the prior-year period.

Global Print

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency
Revenues	165	177	(7%)	(4%)
Segment adjusted EBITDA	74	81	(9%)	(8%)
Segment adjusted EBITDA margin	44.8%	45.7%	(90)bp	(180)bp

Revenues decreased 7% in total and 4% in constant currency, all of which was organic. For the full year, we expect Global Print revenues to decline in the mid-single digits.

Segment adjusted EBITDA and the related margin decreased due to lower revenues, which were partly offset by lower expenses as the segment continues to closely manage its costs. Foreign currency benefited segment adjusted EBITDA margin by 90bp compared to the prior-year period.

Corporate costs

	Three months ended March 31,

(millions of U.S. dollars)	2019	2018
Corporate costs	131	41

The increase in corporate costs primarily reflected investments to reposition our business following the separation of F&R from the rest of our company, including acceleration of digital strategies, replication of capabilities that we lost with the separation from Refinitiv as well as severance.

Results of Discontinued Operations

Loss from discontinued operations, net of tax, includes the following:

	Three months ended March 31,

(millions of U.S. dollars)	2019	2018
F&R	(10)	(482)
Intellectual Property & Science (IP & Science)	-	(1)
Loss from discontinued operations, net of tax	(10)	(483)

The results of discontinued operations in the first quarter of 2019 included residual expenses which were borne by our company following the sale of F&R in October 2018. The results of discontinued operations in the first quarter of 2018 reflected F&R’s earnings as well as an $844 million deferred tax charge associated with the sale of F&R.

Liquidity and Capital Resources

We have a disciplined capital strategy that is aligned with our business strategy. We are focused on ensuring that we have the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long term financial leverage and credit ratings and continuing to provide returns to shareholders.

Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper program and credit facility. From time to time, we also issue debt securities. Our principal uses of cash are for debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

We believe that our ability to consistently generate significant free cash flow demonstrates the resiliency and stability of our business model. Additionally, we believe that our operational efforts to drive revenue and margin growth will continue to result in strong free cash flow generation. However, in 2019, our free cash flow will be materially impacted by costs to complete the separation of our business from Refinitiv and reposition our company’s growth. We expect that our financial performance in 2020 will reflect the benefits from our actions, without related material costs. See the “Outlook” section of this management’s discussion and analysis for additional information.

The information above in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results”.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended March 31,

(millions of U.S. dollars)	2019	2018	$ Change
Net cash (used in) provided by operating activities	(58)	419	(477)
Net cash used in investing activities	(48)	(314)	266
Net cash used in financing activities	(341)	(130)	(211)
Decrease in cash and bank overdrafts	(447)	(25)	(422)
Translation adjustments	2	1	1
Cash and bank overdrafts at beginning of period	2,703	868	1,835
Cash and bank overdrafts at end of period	2,258	844	1,414
Non-IFRS Financial Measure(1)
Free cash flow (includes discontinued operations)	(177)	120	n/m

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measure.

Operating activities. Net cash from operating activities decreased primarily due to a $167 million pension contribution in the first quarter of 2019, the loss of cash flows from our former F&R business, in which we sold a majority stake on October 1, 2018, and investments to reposition Thomson Reuters following the separation of F&R from our company.

Investing activities. Net cash used in investing activities decreased primarily due to lower capital expenditures, which were $110 million in the first quarter of 2019 compared to $287 million in the prior-year period in 2018. The first-quarter 2018 amount included $108 million related to F&R that was included in discontinued operations. The first-quarter 2019 period also included proceeds from the sales of several small businesses as well as an inflow of $29 million from a purchase price adjustment related to the F&R transaction.

Financing activities. Net cash used in financing activities increased due to $190 million of share repurchases in the first quarter of 2019 (nil in the prior-year period in 2018), which were partly offset by lower dividends on common shares due to a reduction in our outstanding common shares. We returned $364 million to our common shareholders through dividends and share repurchases in the first quarter of 2019 (first quarter of 2018—$236 million, all of which were dividends). Additionally, the first quarter of 2018 included $118 million of proceeds from net borrowings of debt.

Cash and bank overdrafts. The significant increase in cash reflected funds that we set aside from the proceeds of the F&R transaction for future acquisitions or share repurchases.

Free cash flow. Free cash flow decreased primarily due to lower cash from operating activities, partly offset by lower capital expenditures.

Additional information about our debt, dividends and share repurchases is as follows:

●	Commercial paper program. Our $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. There were no commercial paper borrowings in the first quarter of 2019.

●

Credit facilities. We have a $2.4 billion credit facility agreement which matures in November 2021 and may be used to provide liquidity for general corporate purposes (including support for our commercial paper program). There were no outstanding borrowings at March 31, 2019. Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 110 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $3.0 billion. We are considering a reduction in the level of this commitment following the completion of the F&R transaction in 2018.

If our debt rating is downgraded by Moody’s or Standard & Poor’s, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fee and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at March 31, 2019.

●

Debt shelf prospectus. We have a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through August 2020. We have not issued any debt securities under the prospectus.

●

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in significantly higher borrowing rates.

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Negative Outlook	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor.

●

Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2019, we announced a $0.04 per share increase in the annualized dividend to $1.44 per common share (beginning with the common share dividend that we paid in March 2019). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended March 31,

(millions of U.S. dollars, except per share amounts)	2019	2018
Dividends declared per common share	$0.360	$0.345
Dividends declared	181	245
Dividends reinvested	(7)	(9)
Dividends paid	174	236

●

Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Our share repurchases are typically effected under a normal course issuer bid (NCIB). Under our current NCIB, we may repurchase up to 32.2 million common shares between May 30, 2018 and May 29, 2019 in open market transactions on the TSX, the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that our company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchase or such other price as may be permitted by TSX. Subject to Board and TSX approval, we intend to renew our NCIB for an additional 12-month period following the expiration of our current NCIB.

In February 2019, we announced plans to repurchase up to an additional $250 million of our common shares in 2019. During the first quarter of 2019, we repurchased approximately 3.5 million common shares for $190 million at an average price per share of $53.93, of which approximately $40 million of common shares were repurchased using part of the remaining proceeds of the F&R transaction, as announced in 2018. We did not repurchase any shares in the first quarter of 2018.

Decisions regarding any future repurchases will depend on factors, such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. We entered into such a plan with our broker in March 2019 and recorded a $99 million liability in our consolidated statement of financial position.

Financial position

Our total assets were $16.5 billion at March 31, 2019, a decrease of $0.5 billion from December 31, 2018. The decrease was primarily due to a lower cash balance. Refer to the “Cash flow” section above for additional information.

At March 31, 2019, the carrying amounts of our total current assets exceeded the carrying amounts of our total current liabilities by $1.8 billion, largely because of a significant cash balance that includes a portion of the proceeds from the F&R transaction that we set aside for future acquisitions or share repurchases. Normally, our current liabilities exceed our current assets because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt(1)

	March 31,	December 31,
(millions of U.S. dollars)	2019	2018
Current indebtedness	-	3
Long-term indebtedness	3,223	3,213
Total debt	3,223	3,216
Swaps	67	76
Total debt after swaps	3,290	3,292
Remove fair value adjustments for hedges(2)	5	4
Total debt after currency hedging arrangements	3,295	3,296
Remove transaction costs and discounts included in the carrying value of debt	39	40
Add: Lease liabilities (current and non-current)(3)	192	-
Less: cash and cash equivalents(4)	(2,258)	(2,706)
Net debt	1,268	630

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A of this management’s discussion and analysis.

(2)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3)	In 2019, we revised our definition of net debt to include lease liabilities recorded in connection with the adoption of IFRS 16 on January 1, 2019.

(4)

Includes cash and cash equivalents of $30 million and $24 million at March 31, 2019 and December 31, 2018, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

At March 31, 2019, our total debt position (after swaps) was $3.3 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. At March 31, 2019, the average maturity of our term debt was approximately 11 years at an average interest rate (after swaps) of less than 5%, all of which is fixed. We remained well below our target leverage ratio of net debt to adjusted EBITDA of 2.5:1, given the benefit of our significant cash balance, which includes a portion of the proceeds from our F&R transaction that we set aside for future acquisitions or share repurchases.

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2018 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the three months ended March 31, 2019.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

For additional information, please see the “Risk Factors” section of our 2018 annual report, which contains further information on risks related to tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the part of the “Additional Information” section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Priorities

Our customer segments reflect the key areas where we believe we can create meaningful value for our customers. Our Legal Professionals, Corporates and Tax Professionals segments comprised about 80% of our 2018 revenues and collectively grew 4% organically. We plan to focus our investments in these segments, including expanding our platform approach for our various products and services, and increasingly using artificial intelligence, analytics and the cloud to increase leverage, efficiency, speed and scale for our company and our customers.

To reposition our business for growth, we are focusing on five key priorities in 2019:

●	Deliver higher revenue growth by acquiring new customers, using better analytics, increasing cross-selling and upselling and by improving retention.
●	Create a more customer-focused operating model to better inform how we design our offerings and go to market.
●	Serve customers through digital channels, which we expect will enhance the end-to-end experience as well as improve sales efficiency and retention.
●	Simplify our company, including sunsetting or divesting non-strategic products.
●	Invest in our people by creating a flatter and more productive organization by reducing more management layers, allowing our employees to be more agile in serving our customers.

Financial Outlook

We recently reaffirmed our 2019 and 2020 full-year outlook that we originally communicated in February 2019. We have provided a full-year outlook for two years because 2019 will be materially impacted by costs to complete the separation of our business from Refinitiv and reposition our company for growth, while 2020 should represent the first year that our financial performance will reflect the benefits from our actions, without related material costs. The outlook for 2019 and 2020:

●	Assumes constant currency rates relative to 2018; and
●	Does not factor in the impact of any acquisitions or divestitures that may occur during the year.

	2019 Outlook	2020 Outlook
Revenues	7.0% - 8.5%(1)	3.5% - 4.5%
Adjusted EBITDA	$1.4 billion - $1.5 billion	n/a
Adjusted EBITDA margin	n/a	30.0% - 31.0%
Total Corporate costs	Approximately $570 million	$140 million - $190 million
Core Corporate costs	Approximately $140 million	Approximately $140 million
Stranded costs	Approximately $100 million	Approximately $0 - $50 million
One-Time costs	Approximately $330 million	-
Free cash flow	$0 - $300 million	$1.0 billion - $1.2 billion
Capital expenditures, as a percentage of revenues	Approximately 9%	7.5% - 8.0%
Depreciation and amortization of computer software	$600 million - $625 million	To be determined
Interest expense	$150 million - $175 million	To be determined
Effective tax rate on adjusted earnings	16% - 19%	Approximately 20%

(1)

2019 organic revenue growth is expected to be 3% - 3.5%. For purposes of the organic growth calculation, the initial contract value of the company’s 30-year agreement with Refinitiv that was signed on October 1, 2018 is treated as an acquisition until October 1, 2019.

Total Corporate costs include our core corporate costs, as well as the following:

●

Stranded costs, which we define as costs that will not be eliminated with the sale of the 55% interest in F&R, as well as costs due to dis-synergies from losing certain benefits of scale from the transaction; and

●

Costs and investments to reposition the ongoing Thomson Reuters business following the separation of F&R from the rest of the company, of which a portion is expected to be capital expenditures that will not impact adjusted EBITDA.

The outlook above includes the impact of IFRS 16, which is effective in 2019. IFRS 16 is expected to increase both adjusted EBITDA and depreciation and amortization of computer software by approximately $40 million in 2019 and approximately $50 million in 2020. The new accounting standard has no impact on free cash flow.

The following table summarizes material assumptions and material risks that we believe could cause actual performance to differ from our expectations as set forth in our 2019 and 2020 full-year outlook.

Revenues
Material assumptions	Material risks

●     Gross domestic product (GDP) growth in the United States (77% of 2018 revenues) and secondarily, in other countries where we operate

●     Continued increase in the demand and need for high quality information and tools that help automate or manage workflow solutions and drive productivity and efficiency

●     Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory and geopolitical and commercial changes, developments and environments

●    Continued increase in customers seeking software-as-a-service or other cloud-based offerings

●     Expected growth in our recurring and transaction revenues which exceed the anticipated declines in our Global Print business

●     Acquisition of new customers by enhancing our digital platforms and propositions and through other sales initiatives

●     Improvement in customer retention through commercial simplification efforts and customer service improvements

●     Continued ability to combine information, technology and human expertise in offerings that meet evolving customer demands and needs

●     Global economic uncertainty due to factors including continued regulatory reform around the world and changes in the political environment may limit business opportunities for our customers, lowering their demand for our products and services

●    Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product or customer support initiatives

●    Pressure on certain customers may constrain the number of professionals employed

●     Competitive pricing actions and product innovation could impact our revenues

●     Our sales and products initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA and Adjusted EBITDA margin
Material assumptions	Material risks

●     Our ability to achieve revenue growth targets

●    Business mix continues to shift to higher-growth product offerings

●    Continued investment in growth markets, customer service, product development and digital capabilities

●    Our ability to reduce stranded costs related to the F&R transaction and the separation of the two businesses are in line with our estimates and less than $50 million in 2020

●    Successful execution of a number of efficiency initiatives that are expected to generate cost savings, such as reducing headcount, office locations and the number of products offered by our company and the leveraging of fewer, shared technology platforms

●     Same as the risks above related to the revenue outlook

●     The costs of required investments exceed expectations or actual returns are below expectations

●     Acquisition and disposal activity may dilute adjusted EBITDA margin

●     The costs that we incur to reposition our business following the separation of F&R from the rest of the company may be higher than current expectations

●     Our cost base reductions may be lower than current expectations

Free Cash Flow
Material assumptions	Material risks

●     Our ability to achieve our revenue, adjusted EBITDA and adjusted EBITDA margin targets

●     Capital expenditures expected to be approximately 9% of revenues in 2019 and between 7.5% and 8.0% of revenues in 2020

●     Same as the risks above related to the revenue, adjusted EBITDA and adjusted EBITDA margin outlook

●     A weaker macroeconomic environment could negatively impact working capital performance

●     Capital expenditures may be higher than currently expected resulting in higher cash outflows

●     The timing and amount of tax payments to governments may differ from our expectations

Effective tax rate on adjusted earnings
Material assumptions	Material risks

●    Our ability to achieve our adjusted EBITDA target

●     The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2018 does not significantly change

●     No unexpected changes in tax laws and treaties within the jurisdictions where we operate.

●     Depreciation and amortization of computer software between $600 and $625 million in 2019

●     Interest expense between $150 and $175 million in 2019

●    Same as the risks above related to adjusted EBITDA

●     A material change in the geographical mix of our pre-tax profits and losses

●     A material change in current tax laws or treaties to which we are subject, and did not expect

●     Depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected

Our Outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our Outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for Outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the 2019 through 2020 impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not currently anticipate.

Related Party Transactions

As of May 7, 2019, Woodbridge beneficially owned approximately 66% of our shares.

Transactions with Refinitiv

As part of our sale of a 55% interest in our F&R business, Reuters News and Refinitiv entered into an agreement which has a term of 30 years from October 1, 2018, pursuant to which Reuters News will supply news and editorial content to the Refinitiv partnership for a minimum of $325 million per year. For the three months ended March 31, 2019, we recorded $84 million of revenues under this agreement. For the duration of the agreement, Refinitiv may also license the “Reuters” mark to brand its products and services, subject to certain contractual restrictions. For the three months ended March 31, 2019, we recorded $6 million of income in “Other operating gains (losses), net” within the consolidated income statement under this license.

To facilitate the separation, our company and Refinitiv agreed to provide certain operational services to each other, including technology and administrative services, for a specified multi-year period. Additionally, our company and Refinitiv extended property leases to each other. For the three months ended March 31, 2019, we recorded the following amounts as expense or contra-expense, as applicable, related to these transactions:

	Three months ended March 31,

(millions of U.S. dollars)	Provided by Thomson Reuters to Refinitiv Contra- expense	Provided by Refinitiv to Thomson Reuters (Expense)
Transitional services	10	(20)
Properties leased	8	(10)

At March 31, 2019, the consolidated statement of financial position included a receivable from Refinitiv of $269 million and a payable to Refinitiv of $267 million.

Except for the above transactions, there were no other significant related party transactions during the first quarter of 2019. Refer to the “Related Party Transactions” section of our 2018 annual management’s discussion and analysis, which is contained in our 2018 annual report, as well as note 31 of our 2018 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

There were no material events occurring after March 31, 2019 through the date of this management’s discussion and analysis.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2018 annual management’s discussion and analysis, which is contained in our 2018 annual report, as well as note 1 of our consolidated interim financial statements for the three months ended March 31, 2019, for information regarding changes in accounting policies, including our adoption of IFRS 16, Leases, on January 1, 2019.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2018 annual management’s discussion and analysis, which is contained in our 2018 annual report, for additional information. Since the date of our 2018 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

Additional Information

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in a long-term efficiency initiative which impacts our financial reporting. We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline and automate processes across our organization through this initiative.

As we are implementing this initiative in phases over an extended period, the nature and extent of activity will vary by quarter. The initiative could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, as we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary.

We adopted IFRS 16 on January 1, 2019 and deployed a lease tracking system to comply with the requirements of the new standard. As part of the deployment, we modified our existing internal controls and implemented new internal controls over financial reporting where appropriate.

Following the separation of the F&R business from our company in October 2018, a significant number of employees who performed accounting and reporting functions were transferred to Refinitiv. Transition services agreements have been in place between Thomson Reuters and Refinitiv since the companies separated. While a number of key controls continue to be performed under the transition services agreements, there were no material changes in key controls over our financial reporting processes.

Except as described above, there was no change in our internal control over financial reporting during the first quarter of 2019 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of May 7, 2019, we had outstanding 500,448,201 common shares, 6,000,000 Series II preference shares, 7,937,348 stock options and a total of 3,371,311 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

On May 8, 2019, we issued a news release for our first-quarter 2019 results. “Total assets” in our consolidated statement of financial position for the three months ended March 31, 2019 are $36 million lower from that reflected in the news release, as we subsequently identified an immaterial correction to our defined benefit pension plan assets after the news release was issued. The correction resulted in a corresponding reduction to “Total liabilities and equity” in the consolidated statement of financial position. This correction did not affect any other item in our news release.

You may access other information about our company, including our 2018 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, the 2019 and 2020 business outlook, statements regarding the future growth and profitability of our customer segments, our timing expectations for the closing of the sale of the Pangea3/LMS business and our plans to make future share repurchases. The words “expect”, “believe”, “target” and “will” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes and there is no assurance that the events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2018 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize.

Our company’s 2019 and 2020 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances.

Our company has provided a business outlook for the purpose of presenting information about current expectations for 2019 and 2020. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. Except for free cash flow, all our non-IFRS measures exclude the results of the F&R business, which was reported as a discontinued operation through October 1, 2018, the closing date of the sale, and as an equity investment in Refinitiv from October 1, 2018.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in Appendix B and the “Liquidity and Capital Resources” section of our management’s discussion and analysis. Following the adoption of IFRS 16, we updated our definition of net debt to include lease liabilities. We also updated our definition of free cash flow such that it continues to include lease payments that are now classified within financing activities. As a result, there is no change to the amount of our free cash flow, despite the change in balance sheet recognition for leases.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Segment adjusted EBITDA, consolidated adjusted EBITDA and the related margins

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

Consolidated adjusted EBITDA is comprised of segment adjusted EBITDA from each reportable segment and Corporate costs.

The related margins are expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.

Earnings from continuing operations

Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures. The related margin is expressed as a percentage of revenues.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.

Earnings from continuing operations

Adjusted earnings and adjusted EPS

Net earnings and per share:

● excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain impairment charges, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

● We also deduct dividends declared on preference shares.

Adjusted EPS is calculated using diluted weighted-average shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Net earnings and diluted earnings per share

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Adjusted earnings and adjusted EPS (continued)

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

Net debt

Total indebtedness (including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments), and lease liabilities less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)

Free cash flow (includes free cash flow from continuing and discontinued operations)

Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal, dividends paid on our preference shares, and dividends paid to non-controlling interests from discontinued operations.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

● Revenues

● Operating expenses

Non-IFRS Measures:

● Adjusted EBITDA and adjusted EBITDA margin

● Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for the most directly comparable IFRS measure

Changes in revenues computed on an “organic” basis

Changes in revenues at constant currency excluding the impacts from acquisitions and dispositions, as well as the initial contract value of the 30-year Reuters News agreement with Refinitiv signed in 2018.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

Appendix B

This appendix provides reconciliations of certain non-IFRS measures to the most directly comparable IFRS measure that are not presented elsewhere in this management’s discussion and analysis for the three months ended March 31, 2019 and 2018.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures

	Three months ended March 31,

(millions of U.S. dollars, except margins)	2019	2018
Earnings from continuing operations	126	172
Adjustments to remove:
Tax expense	5	27
Other finance costs (income)	11	(7)
Net interest expense	35	78
Amortization of other identifiable intangible assets	27	29
Amortization of computer software	105	98
Depreciation	34	30
EBITDA	343	427
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	97	(2)
Other operating (gains) losses, net	(44)	2
Fair value adjustments	1	3
Adjusted EBITDA	397	430
Deduct: capital expenditures	(110)	(179)
Adjusted EBITDA less capital expenditures	287	251
Adjusted EBITDA margin	26.7%	31.1%
Adjusted EBITDA less capital expenditures margin	19.3%	18.1%

Reconciliation of net earnings (loss) to adjusted earnings and adjusted EPS

	Three months ended March 31,

(millions of U.S. dollars, except per share amounts and share data)	2019	2018
Net earnings (loss)	116	(311)
Adjustments to remove:
Fair value adjustments	1	3
Amortization of other identifiable intangible assets	27	29
Other operating (gains) losses, net	(44)	2
Other finance costs (income)	11	(7)
Share of post-tax losses (earnings) in equity method investments	97	(2)
Tax on above items(1)	(25)	(5)
Tax items impacting comparability(1)	(11)	2
Loss from discontinued operations, net of tax	10	483
Interim period effective tax rate normalization(1)	-	4
Dividends declared on preference shares	(1)	(1)
Adjusted earnings	181	197
Adjusted EPS	$0.36	$0.28
Diluted weighted-average common shares (millions)	503.6	711.5

(1)	See the “Results of Operations—Tax expense” section of this management’s discussion and analysis for additional information.

Reconciliation of net cash (used in) provided by operating activities to free cash flow

	Three months ended March 31,

(millions of U.S. dollars)	2019	2018
Net cash (used in) provided by operating activities	(58)	419
Capital expenditures	(110)	(179)
Capital expenditures from discontinued operations	-	(108)
Other investing activities	3	-
Payments of lease principal(1)	(11)	-
Dividends paid on preference shares	(1)	(1)
Dividends paid to non-controlling interests from discontinued operations	-	(11)
Free cash flow	(177)	120

(1)

In 2019, we updated our definition of free cash flow to include payments of lease principal in connection with the adoption of IFRS 16 on January 1, 2019. In 2018, lease payments were included within net cash provided by operating activities.

Reconciliation of changes in segment and consolidated revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended March 31,
			Change
(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)		Organic
Revenues
Legal Professionals	594	585	2%	(1%)	3%	-		3%
Corporates	352	329	7%	(2%)	8%	3%		6%
Tax Professionals	222	217	2%	(3%)	5%	-		5%
Reuters News	155	72	115%	(6%)	121%	118%	(2)	3%
Global Print	165	177	(7%)	(3%)	(4%)	-		(4%)
Eliminations	(1)	(1)
Total Revenues	1,487	1,379	8%	(2%)	10%	7%		3%

Reconciliation of changes in segment and consolidated recurring revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended March 31,
			Change
(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)		Organic
Recurring Revenues
Legal Professionals	550	533	3%	(1%)	4%	-		5%
Corporates	269	243	10%	(2%)	12%	3%		9%
Tax Professionals	173	167	4%	(3%)	7%	-		7%
Reuters News	145	62	133%	(3%)	136%	135%	(2)	1%
Total Recurring Revenues	1,137	1,005	13%	(2%)	15%	9%		6%

(1)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

(2)	Includes the initial contract value of revenues in Reuters News for providing news and editorial content to Refinitiv under the 30-year agreement that began in the fourth quarter of 2018.

Reconciliation of changes in segment and consolidated transactions revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended March 31,
			Change
(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Transactions Revenues
Legal Professionals	44	52	(15%)	(1%)	(13%)	(4%)	(9%)
Corporates	83	86	(3%)	(1%)	(2%)	3%	(4%)
Tax Professionals	49	50	(2%)	(2%)	-	-	-
Reuters News	10	10	3%	(27%)	31%	-	31%
Total Transactions Revenues	186	198	(5%)	(3%)	(3%)	-	(3%)

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency(1)

	Three months ended March 31,
			Change
(millions of U.S. dollars, except margins and per share amounts)	2019	2018	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	227	191	19%	-	19%
Corporates	118	111	6%	1%	5%
Tax Professionals	93	80	16%	(5%)	21%
Reuters News	16	8	97%	15%	82%
Global Print	74	81	(9%)	(1%)	(8%)
Corporate costs	(131)	(41)	n/a	n/a	n/a
Consolidated adjusted EBITDA	397	430	(8%)	1%	(8%)

Adjusted EBITDA Margin
Legal Professionals	38.2%	32.6%	560bp	40bp	520bp
Corporates	33.6%	33.8%	(20)bp	70bp	(90)bp
Tax Professionals	41.9%	37.1%	480bp	(50)bp	530bp
Reuters News	10.3%	11.3%	(100)bp	110bp	(210)bp
Global Print	44.8%	45.7%	(90)bp	90bp	(180)bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	26.7%	31.1%	(440)bp	80bp	(520)bp

Consolidated operating expenses	1,091	952	15%	3%	18%
Consolidated adjusted EPS	$0.36	$0.28	29%	4%	25%

(1)

Growth percentages and adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Appendix C

Information about Refinitiv

As of October 1, 2018, our company owns a 45% interest in Refinitiv, which was formerly our wholly owned F&R business. 55% of Refinitiv is owned by private equity funds managed by Blackstone. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. Beginning with the fourth quarter of 2018, our IFRS results include our 45% share of Refinitiv’s results reported in a single line item on our consolidated income statement titled “Share of post-tax (losses) earnings in equity method investments.” Our non-IFRS measures, including adjusted earnings, exclude our share of post-tax results in Refinitiv and other equity method investments.

Because Refinitiv has only been in existence since October 1, 2018, there are no financial statements for the business for the three months ended March 31, 2018. The table below sets forth selected financial information for 100% of Refinitiv for the first quarter of 2019, on both an IFRS and non-IFRS basis, as well as a reconciliation between the two bases, as provided to us from Refinitiv for inclusion in our management’s discussion and analysis. A reconciliation from Refinitiv’s IFRS measures to its non-IFRS measures is also included in this appendix. The information for the first quarter of 2018 that was previously reported for the F&R business by our company is not fully comparable to Refinitiv’s current basis of presentation, as Refinitiv must apply accounting rules related to the purchase of the business and because Refinitiv defines its non-IFRS measures differently than our company. To provide a reasonable basis to assess revenue trends for the business, we have noted the first quarter 2018 F&R revenues, as previously reported by us on a discontinued operations basis prior to the change in ownership, and provided a supplemental change before currency and purchase accounting adjustments.

The following information, which has been provided by Refinitiv, is unaudited.

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margin)	Refinitiv Actuals 2019	As Reported by Thomson Reuters 2018	Total	Before Currency & Purchase Accounting Adjustments
IFRS Measures
Revenues	1,567	1,583	(1%)	3%

Net loss	(201)
Cash flow from operations	(200)
Capital expenditures	132
Debt at March 31, 2019	12,906
Preferred equity at March 31, 2019	1,073
Non-IFRS Measures
Adjusted EBITDA	557
Adjusted EBITDA margin	35.5%
Free cash flow	(341)

The following reconciliations of IFRS measures to non-IFRS measures were provided by Refinitiv. The definitions of non-IFRS measures used by Refinitiv are not the same as those used by Thomson Reuters.

Reconciliation of net loss to adjusted EBITDA

Three months ended March 31,

(millions of U.S. dollars, except margin)	2019
Net loss	(201)
Adjustments to remove:
Tax benefit	(25)
Finance costs	196
Depreciation and amortization	479
EBITDA	449
Adjustments to remove:
Other operating losses	2
Fair value adjustments	9
Transformation-related costs	97
Adjusted EBITDA	557
Adjusted EBITDA margin	35.5%

Reconciliation of net cash used in operating activities to free cash flow

Three months ended March 31,

(millions of U.S. dollars)	2019
Net cash used in operating activities	(200)
Capital expenditures	(132)
Proceeds from disposals of property and equipment	1
Other investing activities	(1)
Dividends paid to non-controlling interests	(9)
Free cash flow	(341)

Appendix D

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
Revenues	1,487	1,519	1,292	1,311	1,379	1,414	1,272	1,280
Operating profit	274	146	162	204	268	254	288	218
Earnings (loss) from continuing operations	126	(76)	(58)	142	172	302	143	47
(Loss) earnings from discontinued operations, net of tax	(10)	3,478	349	515	(483)	289	205	159
Net earnings (loss)	116	3,402	291	657	(311)	591	348	206
Earnings (loss) attributable to common shareholders	116	3,402	261	625	(339)	576	330	192

Basic and diluted earnings (loss) per share
From continuing operations	$0.25	$(0.14)	$(0.08)	$0.20	$0.24	$0.42	$0.20	$0.07
From discontinued operations	(0.02)	6.32	0.45	0.68	(0.72)	0.39	0.26	0.20
	$0.23	$6.18	$0.37	$0.88	$(0.48)	$0.81	$0.46	$0.27

Revenues - Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Our revenues in the first quarter of 2019 and the fourth quarter of 2018 included new revenues in our Reuters News business for providing news and editorial content to Refinitiv under a 30-year agreement signed in October 2018. Foreign currency had a slightly negative impact on our revenues during the quarters following the three months ended March 31, 2018.

Operating profit - Similarly, our operating profit does not tend to be significantly impacted by seasonality, as most of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable, and when our revenues decline, we become less profitable. Following the three months ended June 30, 2018, our operating profit has been significantly impacted by investment spending to reposition our business following the closing of the F&R transaction. Operating profit also benefited from other operating gains, which included gains from the sale of businesses and investments, in the first quarter of 2019 and the third quarter of 2017.

Net earnings (loss) - The increase in net earnings in the fourth quarter of 2018 was due to a $3.4 billion gain on the sale of our F&R business. The net loss in the first quarter of 2018 was due to an $844 million deferred tax charge associated with the sale of a 55% interest in our F&R business, which is reflected in “(Loss) earnings from discontinued operations, net of tax”.